Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS SECOND QUARTER 2013 RESULTS

Tel-Aviv, Israel, July 16, 2013 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the second quarter of 2013 ended June 30, 2013.

FINANCIAL RESULTS

Financial Highlights for the Second Quarter of 2013: There were no revenues for the second quarter of 2013, compared to $544,000 for the second quarter of 2012; Net loss for the second quarter of 2013 was $93,000, or $0.03 per share, compared to net profit of $138,000, or $0.05 per share, for the second quarter of 2012.

Cash Status: Metalink’s cash and cash equivalents, as of June 30, 2013 were $4.91 million.

FUTURE REPORTS

As stated in the Company's first quarter results, in light of its operating results, the Company is implementing a cost reduction plan. In connection therewith, the Company will no longer provide quarterly financial reports to the public. These unaudited financial results for the second quarter of 2013 should be considered the Company's last quarterly financial report.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	June 30,	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$4,907	$5,378
Government institutions	4	26
Prepaid expenses	16	2
Inventories	112	112
Total current assets	5,039	5,518

Property and equipment, net	3	5
Total assets	$5,042	$5,523

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$10	$1
Other payables and current liabilities	268	310
Total current liabilities	278	311

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of June 30, 2013 and December 31, 2012)	790	790
Additional paid-in capital	158,116	158,111
Accumulated deficit	(144,257)	(143,804)
	14,649	15,097

Treasury stock, at cost; 89,850 as of
June 30, 2013 and December 31, 2012	(9,885)	(9,885)
Total shareholders' equity	4,764	5,212
Total liabilities and shareholders' equity	$5,042	$5,523

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)

Revenues	$-	$544	$-	$1,057
Costs of revenues	6	214	9	381

Gross profit (loss)	(6)	330	(9)	676

Sales and marketing	-	96	-	196

General and administrative	88	79	182	242

Operating profit (loss)	(94)	155	(191)	238

Financial income, net	1	-	9	32

Net profit (loss) from continuing operation	$(93)	$155	$(182)	$270

Other expenses	-	17	-	17

Net profit (loss)	$(93)	$138	$(182)	$253

Basic and Diluted earnings (loss)	$(0.03)	$0.05	$(0.07)	$0.09

Shares used in computing earnings per ordinary share:
Basic and Diluted (not including 89,850 treasury stocks)	2,690,857	2,690,857	2,690,857	2,690,857